UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-38751

Tencent Music Entertainment Group

(Exact Name of Registrant as Specified in Its Charter)

Unit 3, Building D, Kexing Science Park

Kejizhongsan Avenue, Hi-Tech Park, Nanshan District
Shenzhen, 518057, the People’s Republic of China
Tel: +86-755-8601 3388

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - Tencent Music Entertainment Group to Hold Annual General Meeting and Class Meetings on December 30, 2022
99.2	Notices of Annual General Meeting and Class Meetings
99.3	Form of Proxy for the Annual General Meeting
99.4	Form of Proxy for the Class A Meeting
99.5	Form of Proxy for the Class B Meeting
99.6	Form of Voting Card for ADS Holders

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

Date:	November 22, 2022	By:	/s/ Min Hu
			Name:	Min Hu
			Title:	Chief Financial Officer